

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
Jon W. Gacek
Chief Executive Officer
Quantum Corporation
224 Airport Parkway, Suite 300
San Jose, CA 95110

> **Re: Quantum Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 26, 2014**
> **File No. 001-13449**

Dear Mr. Gacek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please fill in the blanks in your preliminary proxy statement.

2.   Please disclose that stockholders who grant a proxy to you will be precluded from exercising their full voting authority for the election of directors, given that you are proposing only five nominees for seats on the board of directors.

Information Concerning Solicitation and Voting

Solicitation, page 5

3.   You indicate that proxies may be solicited by certain of your officers, directors and regular employees personally or by telephone, e-mail or otherwise. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in

soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4. We note your disclosure that regular employees of the company may solicit proxies. Please describe the class or classes of regular employees. See Item 4(b)(2) of Schedule 14A.

5. Please disclose the contracts with third parties under which a change of control may be triggered by a change in a majority of the seats on the board of directors.

Additional Information on the Mechanics of Cumulative Voting, page 6

6. We note your disclosure that the Proxy Committee may vote stockholders' shares for fewer than nine nominees. Given that you are only nominating five individuals for seats on the board of directors, it appears to be certain that the Proxy Committee will vote for fewer than nine nominees. Similar disclosure appears on page 20. Please advise.

7. We not the following disclosure: "For example, if you grant a proxy with respect to shares representing 900 cumulative votes, and mark "FOR ALL EXCEPT" one of our director nominees, the Proxy Voting Committee may instruct the proxy holders to cast the 900 votes for any or all of our five director nominees…." This appears to state that the Proxy Committee may instruct the proxy holders to cast votes even for the nominees for which the stockholder has withheld authority to vote. Please advise.

8. We note the following disclosure: "If you provide vote allocation instructions for less than all of the votes that you are entitled to cast, the proxy holders will retain discretionary authority to cast your remaining votes pursuant to the instructions of the Proxy Committee, except for any nominee for whom you have withheld authority by marking the 'FOR ALL EXCEPT' box." Please provide a mechanism for stockholders to avoid this result, if they so wish.

Proposal One: Election of Directors, page 19

9. Please disclose why you are only nominating five directors for a nine-member board.

Proxy Card

10. Please state the order of priority of nominees to which you will allocate votes, if known. If not known at this time, describe how this determination will be made. Please also provide a means for stockholders to affirmatively withhold authority to cumulate votes with respect to one or more nominees.

11. Please reconcile your disclosure on the proxy card regarding broker non-votes with the disclosure appearing on page 2, which asserts that there will not be any broker non-votes.

12.   Disclosure states that, if any named nominee declines or is unable to serve as a director, the persons named as proxies will have the authority to vote for substitute nominees. Please revise this statement so that it is consistent with Rule 14a-4(c)(5).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Warren de Wied
        Wilson Sonsini Goodrich & Rosati